Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated January 30, 2015
Relating to Prospectus Supplement Dated January 29, 2015
Prospectus Dated January 23, 2015
Registration No. 333-201442

ImageWare Announces $12.0 Million Registered Direct Offering of Convertible Preferred Stock

San Diego, CA – January 29, 2015 – ImageWare Systems, Inc. (OTCQB: IWSY) (ImageWare), a leader in mobile and cloud-based, multi-modal biometric identity management solutions, has agreed to issue 12,000 shares of its Series E Convertible Preferred Stock to certain investors at a price of $1,000 per share, with each share convertible into 526.32 shares of its Common Stock at $1.90 per share.   Approximately 2,000 shares will be issued in consideration for the exchange by ImageWare’s largest shareholder and a director of certain indebtedness of ImageWare totaling approximately $2.0 million.  The offering is anticipated to close on or before February 4, 2015, and result in gross proceeds to ImageWare of approximately $10.0 million.  The shares were offered in a registered direct offering conducted without an underwriter or placement agent. The net proceeds from the closings, after deducting estimated offering expenses, will be approximately $9.925 million.

ImageWare currently intends to use the proceeds from the offering for research and development, working capital, repayment of certain indebtedness and other general corporate purposes.  Upon consummation of the offering, ImageWare will have no debt.

The securities in the above-described transactions were offered by ImageWare pursuant to a prospectus supplement dated January 29, 2015 and accompanying prospectus dated January 26, 2015, forming part of ImageWare’s shelf registration statement on Form S-3 (File No. 333-201442), which was declared effective on January 26, 2015 by the Securities and Exchange Commission (SEC).   Before you invest, you should read the prospectus supplement and prospectus, including the risk factors discussed in them and the other documents ImageWare has filed with the SEC, for more complete information about ImageWare and the offering.  The documents are available for free on the SEC's website located at http://www.sec.gov, or by visiting our website at http://iwsinc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About ImageWare Systems, Inc.
ImageWare Systems, Inc. (OTCQB: IWSY) is a leading developer of mobile and cloud-based identity management solutions, providing biometric, secure credential and law enforcement technologies. Scalable for worldwide deployment, ImageWare's biometric product line includes a multi-biometric engine that is hardware and algorithm independent, enabling the enrollment and management of unlimited population sizes. ImageWare's identification products are used to manage and issue secure credentials, including national IDs, passports, driver's licenses, smart cards and access control credentials. ImageWare's digital booking products provide law enforcement with integrated mug shot, fingerprint livescan and investigative capabilities. ImageWare is headquartered in San Diego, CA, with offices in Portland, OR, Washington, D.C., and Ottawa, Ontario. For more information on ImageWare Systems, Inc., please visit www.iwsinc.com.

Forward Looking Statements
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “if”, “should” and “will” and similar expressions as they relate to ImageWare Systems, Inc. (“ImageWare”) are intended to identify such forward-looking statements. ImageWare may from time to time update these publicly announced projections, but it is not obligated to do so. Any projections of future results of operations should not be construed in any manner as a guarantee that such results will in fact occur. These projections are subject to change and could differ materially from final reported results. For a discussion of such risks and uncertainties, see “Risk Factors” in ImageWare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its other reports filed with the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

Investor Relations:
Liolios Group, Inc.
Cody Slach
Tel 1-949-574-3860
IWSY@liolios.com